AH 9/3/2002

9113

02054042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2002
WASH. D.C. 165

SEC FILE NUMBER
8- 49570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JNR Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

JNR

409 Thirteenth Street, 8th Floor
(No. and Street)

Oakland, (City) CA. (State) 94612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Protopappas 510-452-2968
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones & Giron, LLP
(Name – *if individual, state last, first, middle name*)

1939 Harrison Street (Address) Oakland (City) CA (State) 94612 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/26/02

OATH OR AFFIRMATION

I, JOHN PROTOPAPPAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JNR SECURITIES, INC., as of AUGUST 26, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JNR

D. S. BANNON
COMM. # 1252799
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
COMM. EXP. FEB. 7, 2004

Signature

President
Title

D.S.Bannon
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JNR Securities, Inc.
Financial Statements
June 30, 2002

Jones & Giron, LLP CERTIFIED PUBLIC ACCOUNTANTS
Member of The American Institute of Certified Public Accountants and The California Society of Certified Public Accountants
1939 HARRISON STREET SUITE 500 • OAKLAND, CALIFORNIA 94612 • (510) 446-1950 FAX (510) 273-8504

Independent Auditor's Report

Board of Directors
JNR Securities, Inc.
Oakland, California

We have audited the accompanying consolidated statement of financial condition of JNR Securities, Inc., (the Company) as of June 30, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the accompanying supplementary information contained in Schedules I and II that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JNR Securities, Inc. at June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones & Giron, LLP
Certified Public Accountants
Oakland, California
August 15, 2002

{E-Mail} ksgiron@jones-giron.com {E-Mail} bjones@jones-giron.com

JNR SECURITIES, INC
Balance Sheet
As of June 30, 2002
ASSETS

CURRENT ASSETS		
Cash in bank		$8,577
Prepaid Corp Taxes-State		20
Prepaid Expenses- Other		55
TOTAL CURRENT ASSETS		8,652
Madison Park Financial NR		2,600
Buchanan Building Partners		4,700
e-Elections.com	$7,013	
Less (Allowance for collectibility)	(1,753)	5,260
Accrued Interest-Other		1,448
TOTAL NOTES and RECEIVABLES		14,008
DEPRECIABLE ASSETS		
Syndication - Capital Asset		9,439
Accumulated Amortization		(9,439)
Professional Services - Other		0
Equipment		389
Office Furniture & Fixtures		2,278
Accum Deprec-FURNITURE & Equipment		(2,138)
NET DEPRECIABLE ASSETS		529
Deferred Income Taxes Payable		109
TOTAL ASSETS		$23,297

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$66
Franchise Tax Payable	800
TOTAL CURRENT LIABILITIES	866
STOCKHOLDERS' EQUITY	
Common Stock Outstanding	16,000
Additonal Paid In Capital	1,641
Beginning Retained Earnings	18,944
Net Income/(Loss) for the current year	(14,154)
TOTAL STOCKHOLDERS' EQUITY	22,431
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$23,297

See Independent Auditor's Report and accompanying notes.

JNR SECURITIES, INC
Statement of Income
For the year ended June 30, 2002

		% of Income
INCOME		
Broker's Commissions	$17,430	91.48%
OTHER INCOME		
Income - Interest	1,624	8.52%
TOTAL INCOME	19,054	100.00%
EXPENSES		
REIMBURSEABLE EXPENSES		
Accounting Fees	2,000	10.50%
Doors/Gates	30	0.16%
Security Contract	2	0.01%
TOTAL REIMBURSEABLE EXPENSES	2,032	10.67%
		0.00%
INSURANCE and Misc. TAX		0.00%
Taxes-IRS	25	0.13%
Insurance	250	1.31%
Business License	39	0.20%
TOTAL INSURANCE and Misc. TAX	314	1.65%
GENERAL & ADMINISTRATIVE		
Postage and Delivery Service	144	0.76%
Parking	735	3.85%
Professional Fees-Accounting	5,500	28.87%
Professional Fees-Legal	1,214	6.37%
Professional Services - Other	100	0.52%
Reporting Fees	4,360	22.88%
Telephones & Pagers	1,053	5.53%
Entertainment and Food	3,695	19.39%
Office	1,709	8.97%
Contributions-Charitable	1,175	6.17%
Contributions-Political	500	2.62%
Dues and Subscriptions	1,311	6.88%
Education	24	0.13%
Travel	2,703	14.18%
Office Supplies	119	0.63%
Auto Repairs and Maintenance	808	4.24%
Miscellaneous Expense	1,711	8.98%
Allowance for collectibility	1,753	9.20%
Amortization expense	157	0.82%
Temporary Services	500	2.62%
Interest Expense-Credit Cards	463	2.43%
Depreciation expense	327	1.72%
TOTAL GENERAL & ADMINISTRATIVE	30,061	157.77%
TOTAL EXPENSES	32,408	170.08%
Income/(Loss) before Income Tax Expense	(13,354)	-70.08%
CA Franchise Tax Expense	800	4.20%
NET INCOME/(LOSS)	($14,154)	-74.28%

See Independent Auditor's Report and Accompanying Notes.

JNR SECURITIES, INC.
Statement of Cash Flows
for the year ended June 30, 2002

Cash flows from operating activities:		
Net (loss)		($14,154)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	$484	
Allowance for uncollectible note receivable	1,753	
(Increase) decrease in operating assets:		
Accrued interest receivable		
Prepaid taxes	800	
Accounts receivable	1,940	
Increase (decrease) in operating liabilities:		
Accounts payable	(1,829)	
Total adjustments		3,148
Net cash (used) in operating activities		(11,006)
Cash flows from investing activities:		
Receipt of promissory notes payments from entities under management by Parent Company.	10,000	
Receipt of promissory notes payments	544	
Net cash used in investing activities		10,544
Cash flows from financing activities:		
Additional borrowings from Parent Company	870	870
(Decrease) in cash		(462)
Cash at beginning of the year		9,039
Cash at end of the year		$8,577

Supplemental cash flows disclosures:

Income tax payments:	
Cash paid out	$800
Interest paid	$463

Subordinated debt:

As of June 30, 2002 and throughout the year ended on said date, JNR Securities, Inc. held no subordinated debt in customer accounts; nor did JNR Securities, Inc. have subordinated debt payable.

See Independent Auditor's Report and Accompanying Notes.

JNR SECURITIES, INC.
Statement of Changes in Stockholder's Equity
for the Year ended June 30, 2002

Capital Stock

	Preferred stock		Common stock		Additional Paid in Capital		Retained	Total Stock-holder's
	Shares	Amount	Shares	Amount	Shares	Amount	Earnings	Equity
Balance at June 30, 2001	None	None	1,000	$16,000	None	$1,641	$18,944	$36,585
Net income/(loss) for the year ended June 30, 2002							(14,154)	(14,154)
Balance at June 30, 2002	None	None	1,000	$16,000	None	$1,641	$4,790	$22,431

See Independent Auditor's Report and Accompanying Notes

Supplementary Information

Pursuant to Rule 1 7a-5 of the
Securities Exchange Act of 1934

As of June 30, 2002

Schedule I
JNR SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2002

Net Capital		
Total stockholders' equity		$22,431
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		22,431
Total capital and allowable subordinated borrowings		22,431
Deductions and/or charges:		
Nonallowable assets:		
Receivables from non-customers	$14,008	
Equipment net of accumulated depreciation	529	14,537
Net capital before haircuts on securities positions (tentative net capital)		7,894
Haircuts on securities		0
Net capital		7,894
Aggregate indebtedness		
Items included in statement of financial condition:		
Income taxes payable		800
Deferred income taxes payable		(109)
Accounts payable		66
Total aggregate indebtedness		757
Computation of basic net capital requirement		
Minimum net capital required		50
Minimum dollar requirement		5,000
Net capital requirement		5,000
Excess net capital		2,894
Excess net capital at 1,000 percent (net cap - 10% of AI)		7,818
Ratio: Aggregate indebtedness to net capital		9.6%
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of June 30, 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		7,711
Audit adjustments:		
Record amortization or the year ended June 30, 2002		(157)
Prepaid corporate tax not on books		20
Rounding & miscellaneous		8
Allowance for collectibility of promissory note		1,753
Interest income		(1,624)
Net Capital per above computation		$7,711

See Independent Auditor's Report and Accompanying Notes.

Schedule II

JNR SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2002

Exemption from Rule 15c3-3 is claimed based upon
B (k)(2)(I) – "special account for Exclusive Benefit of Customers" is maintained.

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California Corporation that is a wholly owned subsidiary of Madison Park Financial Corporation (Parent). The Company is engaged in a single line of business as a securities broker-dealer.

2. Significant Accounting Policies

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

In prior years, the Company did file its income tax returns on a consolidated basis with the Parent. Effective for tax years beginning July 1, 1999, the Company has chosen to file tax returns separate from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, using currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred income tax assets and liabilities are adjusted annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to adjust deferred tax assets to the amount expected to be realized. Income tax expense is adjusted for the change during the period in deferred tax assets and liabilities.

Amortization of organizational costs is provided on a straight-line basis using a five-year life

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company had defined cash equivalents as liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Concentrations of Credit Risk

In the normal course of business, the Company's activities do not involve the execution, settlement, and financing of customer securities transactions. Thus, these activities do not expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations. The Company is paid commissions for cash, rather than margin or credit, transactions. Therefore the Company is not exposed to risk related to credit transactions

3. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The estimated fair values of these financial instruments at June 30, 2002 are as follows:

	Assets (Liabilities)	
	Carrying Amount	Fair Value
Cash	$ 8,577	$8,577
Loans receivable:		
Madison Park Financial Corporation (A)	2,600	2,600
November 1, 1999 Demand note @ 12%	4,700	4,700
July 1, 1999 Convertible Note (B)	7,013	5,260
Accrued interest receivable	1,448	1,448
Totals	$24,338	$22,585

(A) The March 21, 2000 Promissory Demand Note from Parent Company has a stated interest rate of 12%.

(B) A July 1, 1999 Promissory Note to an internet company provides for a conversion feature that permits purchase of 40,000 shares of stock of said internet company on July 1, 2001 in exchange for this $10,000 note. This promissory note provides for monthly payments of $416.67 beginning July 1, 2001 should JNR decide to collect on the note, rather than accept stock in lieu of payment. The Company has notified the guarantor of the note of the company's election to collect on the note feature, with a negotiated interest rate of eight per cent per annum. The fair value of the promissory note has been discounted by 25%. The company did not have an appraisal or outside valuation of the 40,000 shares of stock prior to making the election to collect the investment as a form of promissory note. The company has not had an outside valuation of the promissory note. It is the opinion of management that the fair market value of the promissory note is at seventy-five per cent of the principal as of December 31, 2002.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $7,894, which was $2,894 above the required minimum net capital of $5,000. In addition, the Company achieved a debt to capital ratio of 10.43 to 1, which does meet the ratio requirement of 15 to 1.

5. Income Taxes

The Company files Federal, California and local tax returns separate from its Parent.

The current and deferred portions of the income tax expense included in the statement of income are as follows:

	Current	Deferred	Total
Federal 6/2002 tax provision @ 15%	0	0	0 (A)
California franchise tax provision (MINIMUM)	800	0	800
Subtotal income tax	800	0	800

Temporary differences between the recognition of California Franchise expense for income tax purpose and financial reporting is as follows:

Recognition of 6/2001 Federal income tax expense (for reporting purposes) @ 15% on negative taxable income. (A)	$ 0
Note that a federal corporate tax rate of 15% is used because the Company, effective with the tax year beginning July 1, 1999, has elected to file tax returns independent of the Parent company	
Deferred tax receivable on timing difference related to deduction of 6/2001 CA Franchise tax ($800 * .15 (Federal effective rate) equals $120.)	$ (109)
The immaterial difference between the books and this calculation was not recorded in the financial statements.	

6. Major Source of Revenue and Related Party Transaction

During the year ended June 30, 2002, the Company obtained 99% of its commission income from the sale of shares in a California Real Estate Investment Trust (REIT). The offer and sale of the REIT shares are exempt from the registration requirements of the Securities Act of 1933. The REIT is a party related to Madison Park Financial Corporation, the Parent corporation of JNR Securities, INC.

7. Transactions With Related Parties

Administrative Services

The Company receives office space, personnel and administrative services from Madison Park Real Estate Investment Trust, a related party at the rate of $600 per year. The Company records said payments as operating expenses at the time of payment. No payment was made for the year ended June 30, 2002.

Notes receivable from related party

Loan activity during the year with the Parent company of JNR securities, Inc. amounted to a net increase in the Notes receivable of $870. The Company had a promissory note at the beginning of the year from a party related to the Company's Parent. The demand promissory note bears interest of 12% per annum. Activity during the year consisted of repayment of $10,000 of principal payment, reducing the balance of the promissory note to $4,700.

Jones & Giron, LLP CERTIFIED PUBLIC ACCOUNTANTS

Member of The American Institute of Certified Public Accountants and The California Society of Certified Public Accountants

1939 HARRISON STREET SUITE 500 • OAKLAND, CALIFORNIA 94612 • (510) 446-1950 FAX (510) 273-8504

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
JNR Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of JNR Securities, Inc. (the Company), for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provision~ of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

{E-Mail} ksgiron@jones-giron.com {E-Mail} bjones@jones-giron.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jones & Giron, LLP

Jones & Giron, LLP
Certified Public Accountants
Oakland, California
August 15, 2002